Pricing Supplement No. 533 Addendum filed pursuant to Rule 424(b)(3) dated October 5, 2016 /

Registration Statement No. 333-198735

STRUCTURED INVESTMENTS Opportunities in U.S. Equities GS Finance Corp.

$2,621,080 PLUS Based on the Value of the Financial Select Sector SPDR® Fund due December 5, 2017

Principal at Risk Securities

This pricing supplement addendum relates to $2,621,080 principal amount of the Performance Leveraged Upside SecuritiesSM (PLUS) that were issued on August 22, 2016 (original issue date), as described in the accompanying pricing supplement, which is pricing supplement no. 533 dated August 17, 2016.

The following information supplements, and should be read with, the accompanying pricing supplement, the accompanying general terms supplement, which is general terms supplement no. 25 dated December 22, 2015, the accompanying prospectus supplement dated December 22, 2015 and the accompanying prospectus dated December 22, 2015.

You should read the additional disclosure in the accompanying pricing supplement so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10 of the accompanying pricing supplement.

As of the original issue date of the PLUS, the S&P® Financial Select Sector Index (index) included companies in the bank, diversified financial, real estate and insurance industry groups. As discussed in more detail in “The Underlying ETF” section of the accompanying pricing supplement, effective as of the close of business on the rebalance date (September 16, 2016), the index was reconstituted by eliminating the stocks of companies involved in the real estate industry (other than mortgage real estate investment trusts).

According to information published by SSGA Funds Management (the investment advisor of the Financial Select Sector SPDR® Fund (underlying ETF or XLF)), in order to facilitate an efficient transition to the rebalanced index, the underlying ETF sought to obtain its real estate exposure in shares of the Real Estate Select Sector SPDR Fund (XLRE) in advance of the index rebalancing. On the rebalance date, the underlying ETF declared an in-kind distribution of 0.139146 shares of XLRE per share of XLF to shareholders of the underlying ETF. Following that distribution, the underlying ETF holds only the stocks in the rebalanced index which does not include stocks in the real estate industry (other than mortgage real estate investment trusts).

As set forth in “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange Traded Funds” on page S-29 of the accompanying general terms supplement, Goldman, Sachs & Co. (GS&Co.), as calculation agent for the PLUS, may, in its discretion, adjust the closing price of the underlying ETF for certain events that may affect the underlying ETF. Due to the circumstances outlined above and in the accompanying pricing supplement, GS&Co., as calculation agent, has determined that it will make a corresponding adjustment by calculating the final ETF price as follows: the sum of (i) the product of (a) 100.00% times (b) the closing price of XLF on the valuation date plus (ii) the product of (a) 13.9146% times (b) the closing price of XLRE on the valuation date.

Goldman, Sachs & Co.

Pricing Supplement No. 533 Addendum dated October 5, 2016